Exhibit 99.23

Linear Gold Announces New Management Appointments

January 29, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce the appointments of Philip F. Pyle as Vice President - Business and Corporate Development and David Rowe as Vice-President – Exploration.  Linear is also pleased to announce that it has retained Leonard Karr as a Senior Porphyry Consultant to the Company.

As Vice President – Business and Corporate Development, Philip Pyle will be responsible for identifying and acquiring new project opportunities and for the development and advancement of strategic relationships with industry participants.  Since October 2003, Mr. Pyle has served as Linear’s Vice President Exploration and previous to that was Manager of Development for MIM International Exploration where he was instrumental in the acquisition of the Ixhuatan and Ampliacion Pueblo Viejo Projects.

As Vice President – Exploration, David Rowe will be responsible for managing all aspects of Linear’s exploration portfolio, with a primary focus on the continued advancement of the Ixhuatan Project.  Mr. Rowe has served as the Ixhuatan Project Manager since January 2006 and previous to that was Linear’s Dominican Republic Exploration Manager.

With extensive experience working in porphyry environments, Leonard Karr has been retained as a Senior Porphyry Consultant and has just returned from a week long technical review of the Ixhuatan Project.  Leonard will begin his role with the Company in mid-February.  Leonard Karr joins Linear from Dynasty Gold Corporation, where he was most recently Vice President of Exploration.

Wade Dawe, Linear’s President and CEO said “The Vice President appointments of Phil Pyle and Dave Rowe position Linear for continued growth and success.  Leonard Karr’s knowledge and experience will be invaluable as we continue to aggressively pursue the district potential of Ixhuatan.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K. Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678